

July 12, 2010

Anson Yiu Ming Fong
Sino Green Land Corporation
c/o Ahser Levitsky
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd. Floor
New York, New York 10006

> **Re:** **Sino Green Land Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 25, 2010**
> **File No. 333-164006**

Dear Mr. Fong:

We have reviewed your response letter and amendment two to your Form S-1 filed June 25, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your amended registration statement does not appear to reflect the issuance of shares in the private placement that you disclose on a Form 8-K that was filed on the same day as the amendment currently under review. For example, the amounts disclosed on page 5 under "The Offering" reflect an increase in your outstanding shares of common stock by 17,000,000 shares, however, that amount only accounts for the private placement you closed on May 27, 2010. Similarly, Item 15 makes no mention of this private placement. Please revise.

2. We note that you completed private placements on February 8, 2010, May 27, 2010 and June 21, 2010. Please provide us with an analysis of why your private placement offerings should not be integrated into this offering and, specifically, whether this registration statement constituted a general solicitation for purposes of each private

offering. Please refer to Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located on our web-site at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Issuance of Securities to the Selling Shareholders, page 4

3. We note your response to comment 3 of our June 10, 2010 letter. Please revise your disclosure on page four to clarify that the potential downward adjustment to the exercise price of the $0.25 warrants is subject to a time period restriction. We note that you provide this disclosure in the last paragraph on page 23 of your filing.

Selling Shareholders, page 20

4. Please tell us how you arrived at the total number of shares beneficially held by T Squared Investments if the 9.99% limitation were not applicable. Footnote (1) indicates that this amount totals 34,820,900 shares of common stock but the sum of all of the shares that follow this number totals to a larger amount.

5. Please also tell us why the number of shares issuable upon exercise of outstanding warrants held by T Squared Investments increased from 14,000,000 shares to 20,000,000 shares. We note the recent private placement that T Squared Investments participated in, however, it does not appear from your disclosure that warrants constituted any part of the securities issued in that transaction.

Liquidity and Capital Resources, page 35

6. In response to comment 10 of our June 10, 2010 letter you state, and have revised your disclosure on page 37 to state, that the costs of the development of your green foods distribution hub includes the costs of the development of independent retail operations. This does not appear consistent with your disclosure on pages 28 and 37 that the $15 million total need for the green foods distribution hub includes construction costs of $9 million, $4 million for auxiliary facilities such as cold storage facilities, and $2 million for inventory. None of these subcategories appear to address the costs of independent retail operations. Please revise or advise.

New Accounting Pronouncements, page 38

7. We read your responses to comments 12, 13 and 15 of our letter dated June 10, 2010, and reissue our prior comments. In this regard, since your common stock is publically traded, there is a settlement mechanism and the warrants should be considered as derivatives. Further, your 2008 and 2009 warrants contain settlement provisions which would preclude you from concluding the warrants are indexed to your common stock. For further guidance please refer to the examples in FASB ASC 815-40-55-31 and 33. We remain unclear about the appropriateness of your classification. Please revise your financial statements or advise us in further detail why a revision is unnecessary.

Management, page 49

Directors and Executive Officers, page 49

8. We note that you filed a Form 8-K on July 2, 2010 announcing the addition to your board of two independent directors, Mr. Chan Kin Hang Danvil and Ms. Karen Tse. Please provide the disclosure required by Item 401 of Regulation S-K with respect these directors.

Compensation of Directors, page 52

9. In the first paragraph of this section you state that Mr. Leung's total 2009 compensation was $80,000, but your summary compensation table on page 51 states that his compensation was $81,000. Please revise.

10. We note that Mr. Goodwin is entitled to 12,500 shares of common stock for every three months he serves as a director, and that as of December 31, 2009 you had agreed to issue 50,000 shares to Mr. Goodwin. Considering that Mr. Goodwin had only served a total of 11 months as of December 31, 2009, please expand your disclosure to explain why you agreed to award restricted stock in an amount commensurate with him having served 12 full months.

11. In the last paragraph of this section on page 52 you state that the restricted stock awarded to Mr. Goodwin has not been issued. Please expand your discussion to explain why these shares have not been issued considering they have been awarded, and state when they will be issued.

12. Please confirm to us, and if accurate amend your footnote to clarify, that the stock awards granted to Mr. Goodwin were computed in accordance with FASB ASC Topic 718.

8. Equity Transactions, page F-15

13. We read your response to comment 22 of our letter dated June 10, 2010. Citing the applicable accounting literature, please explain to us how you concluded it was appropriate to record a deemed preferred stock dividend of $1,244,043. We note that you recorded the preferred stock within equity and that you did not record any beneficial conversion feature in connection with the preferred stock. Further, please summarize for us the relevant terms of the preferred stock offering which support such a deemed dividend in your analysis. Lastly, explain to us how your disclosure that the dividends reflected the value of the consideration received by the investors over the amount paid by and the use of Black Scholes model is relevant in your accounting and calculation.

Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009, page F-21

14. Please explain to us if there are any restrictions associated with the use of cash related to the preferred stock to be issued.

7. Equity Transactions, page F-32

15. Refer to the second paragraph of the page. You state that the beneficial conversion features for the issuance of preferred stock of $644,318 has been recorded as of March 31, 2010 and the shares were not issued as of March 31, 2010. In this regard, explain to us your GAAP basis in recording the beneficial conversion feature before the issuance of the related preferred stock.

Exhibit 5.1 Legal Opinion

16. Please have your counsel update its legal opinion to reflect your offering of 20,000,000 shares of common stock.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant , at (202) 551-3339 or, in his absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ahser Levitsky
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile (212) 981-6767